Exhibit 21.1

Subsidiaries of the Registrant

The following are the subsidiaries of Elephant Talk Communications, Inc.:

1.	Densen Machinery Investment Limited, a Hong Kong entity.

2.	Changchun Densen Agriculture Machinery Manufacturing Co., Ltd., a corporation under the laws of the People’s Republic of China.

3.	Chang Tuo Agricultural Machinery Equipment Group Co., Ltd. a corporation under the laws of the People’s Republic of China.